Filed pursuant to Rule 253(g)(2)

File No. 024-12682

OFFERING CIRCULAR SUPPLEMENT NO. 4

DATED: AUGUST 20, 2026

FRONTIERAS NORTH AMERICA, INC.

1000 Main Street Suite 2300, Houston, TX 77002

(602) 509-0950

www.frontieras.com

This document supplements, and should be read in conjunction with, the offering circular constituting Post-Qualification Amendment No. 2, qualified on June 30, 2026, of Frontieras North America, Inc., as previously supplemented by Offering Circular Supplement No. 3 dated August 7, 2026 ("Supplement No. 3") (as so supplemented, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms shall have the same meanings as in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this Supplement No. 4 is to reduce the minimum purchase per investor, effective August 20, 2026, from 137 Shares ($1,352.19) to 100 Shares ($987.00), plus in each case a 3% Investor Processing Fee. This supplement does not change the offering price of $9.87 per Share established by Supplement No. 3, the 8,081,635 qualified Shares, the Maximum Offering Amount of $74,999,997.29, the offering period, or any other term of the Offering.

The following sections of the Offering Circular are amended and restated to reflect the reduced minimum purchase.

COVER PAGE

The minimum purchase legend appearing on the cover page is amended and restated as follows:

Minimum Purchase per Investor: 100 shares of non-voting Class C Common Stock ($987.00), plus a 3% Investor Processing Fee.

The sentence of the cover page beginning "The minimum investment amount" is amended and restated as follows:

The minimum investment amount is $987.00 per investor, plus a 3% Investor Processing Fee. Investors cannot purchase fractional shares of Class C Common Stock.

The sentence of Supplement No. 3 reading "The minimum purchase per investor is 137 Shares ($1,352.19), plus a 3% Investor Processing Fee" is amended and restated as follows:

The minimum purchase per investor is 100 Shares ($987.00), plus a 3% Investor Processing Fee.

The cover page table is amended and restated as set forth below. The table is restated solely to reflect the reduced minimum purchase and all other rows are carried forward unchanged from Supplement No. 3 and remain stated as of July 31, 2026.

	Price to Public	Underwriting, discount and commissions (1)	Proceeds to Issuer before expenses
Per Share (2)	$9.8700	$0.4442	$9.4259
Investor Processing Fee (2)	$0.2961	$0.0133	$0.2828
Per Share with Processing Fee	$10.1661	$0.4575	$9.7086
Minimum Purchase (100 Shares) (4)	$987.00	$44.42	$942.59
Minimum with Processing Fee (4)	$1,016.61	$45.75	$970.86
Maximum Offering (per Supplement) (3)	$43,506,465.41	$1,957,790.94	$41,548,674.47

Per Share amounts are displayed to the nearest ten-thousandth of a dollar. All other amounts are displayed to the nearest penny.

(1) Footnote 1 to the cover page table of Supplement No. 3 is unchanged. The total underwriting compensation associated with the Offering of $4,644,999.88 is not affected by this reduction in the minimum purchase.

(2) Footnote 2 to the cover page table of Supplement No. 3 is unchanged.

(3) Footnote 3 to the cover page table of Supplement No. 3 is unchanged and remains stated as of July 31, 2026.

(4) The minimum purchase rows reflect the reduced minimum of 100 Shares, effective August 20, 2026. Prior to that date the minimum purchase was 137 Shares ($1,352.19, or $1,392.76 including the Investor Processing Fee). The Investor Processing Fee on the reduced minimum purchase is $29.61, being 3.0% of $987.00; the $80 per transaction cap does not apply at that amount.

SUMMARY

The "Minimum Investment" line of the Offering Summary table under "Summary" is amended and restated as follows:

Minimum Investment: $987.00 (100 Shares), plus a 3.0% Investor Processing Fee

PLAN OF DISTRIBUTION

The subsection of "Plan of Distribution" captioned "Minimum Purchase; Processing Fee Waiver" (captioned "Minimum Investment; Processing Fee Waiver" in the Offering Circular prior to Supplement No. 3) is amended and restated in its entirety as follows:

Minimum Purchase; Processing Fee Waiver

Effective August 20, 2026, the minimum individual investment is 100 Shares ($987.00, excluding any Investor Processing Fee), or $1,016.61 including the Investor Processing Fee of $29.61, which is 3.0% of the Share purchase price and is below the $80 per transaction cap. Prior to August 20, 2026, the minimum individual investment was 137 Shares ($1,352.19, or $1,392.76 including the Investor Processing Fee). The Company may waive the Investor Processing Fee in its discretion for any investor or class of investors. Only whole Shares will be issued, and no fractional Shares will be sold. All sales of Class C Common Stock continue to be made at the fixed price of $9.87 per Share established by Supplement No. 3.

SECURITIES BEING OFFERED

The subsection of "Securities Being Offered" captioned "Minimum Investment" is amended and restated in its entirety as follows:

Minimum Investment

The minimum investment amount is $987.00 per investor, excluding the Investor Processing Fee, representing 100 Shares of Class C Common Stock. Investors cannot purchase fractional Shares.

NO OTHER CHANGES

For complete details on broker compensation, administrative services, technology services, marketing services, investor qualification standards, and subscription procedures, see "Plan of Distribution" beginning on page 26 of the Offering Circular. For complete dilution disclosure, see "Dilution" beginning on page 19 of the Offering Circular and the amended dilution disclosure in Supplement No. 3.